Exhibit 99.1

Weibo Reports First Quarter 2019 Unaudited Financial Results

BEIJING, China — May 23, 2019 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

“We are pleased with Weibo’s first quarter results,” said Gaofei Wang, CEO of Weibo. “Weibo has delivered solid traffic growth through effective product upgrade and channel investment. We have also achieved strong advertising revenue growth for KA business, as we demonstrated unique value proposition for brand customers with the breadth of our social ad offerings and enhanced ad performance.” said Mr. Wang.

First Quarter 2019 Highlights

•                  Net revenues increased 14% year-over-year to $399.2 million.

•                  Advertising and marketing revenues increased 13% year-over-year to $341.1 million.

•                  Value-added service (“VAS”) revenues increased 24% year-over-year to $58.0 million.

•                  Net income attributable to Weibo was $150.4 million, an increase of 52% year-over-year, and diluted net income per share was $0.66, compared to $0.44 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $128.5 million, an increase of 14% year-over-year, and non-GAAP diluted net income per share was $0.56, compared to $0.50 for the same period last year.

•                  Monthly active users (“MAUs”) were 465 million in March 2019, a net addition of approximately 54 million users on year over year basis. Mobile MAUs represented approximately 94% of MAUs.

•                  Average daily active users (“DAUs”) were 203 million in March 2019, a net addition of approximately 19 million users on year over year basis.

First Quarter 2019 Financial Results

For the first quarter of 2019, Weibo’s total net revenues were $399.2 million, an increase of 14% compared to $349.9 million for the same period last year.

Advertising and marketing revenues for the first quarter of 2019 were $341.1 million, an increase of 13% compared to $302.9 million for the same period last year. Advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts (“KAs”) were $324.5 million, representing an increase of 17% compared to $276.6 million same period last year.

VAS revenues for the first quarter of 2019 were $58.0 million, an increase of 24% year-over-year compared to $46.9 million for the same period last year, mainly attributable to the revenues derived from the live streaming business acquired in the fourth quarter of 2018.

Costs and expenses for the first quarter of 2019 totaled $276.1 million, compared to $240.5 million for the same period last year. The increase in costs and expenses was primarily due to the costs of revenue share incurred by the live streaming business and the increase in personnel related costs and expenses. Non-GAAP costs and expenses were $262.4 million, compared to $229.3 million for the same period last year.

Income from operations for the first quarter of 2019 was $123.1 million, compared to $109.4 million for the same period last year. Non-GAAP income from operations was $136.8 million, compared to $120.6 million for the same period last year.

Non-operating income for the first quarter of 2019 was $48.6 million, compared to $7.6 million for the same period last year, mainly resulted from a gain of $38.5 million from fair value change of investments for the first quarter of 2019.

Income tax expenses were $21.1 million, compared to $18.3 million for the same period last year.

Net income attributable to Weibo for the first quarter of 2019 was $150.4 million, compared to $99.1 million for the same period last year. Diluted net income per share attributable to Weibo for the first quarter of 2019 was $0.66, compared to $0.44 for the same period last year. Non-GAAP net income attributable to Weibo for the first quarter of 2019 was $128.5 million, compared to $112.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the first quarter of 2019 was $0.56, compared to $0.50 for the same period last year.

As of March 31, 2019, Weibo’s cash, cash equivalents and short-term investments totaled $1.49 billion. For the first quarter of 2019, cash provided by operating activities was $80.8 million, capital expenditures totaled $7.7 million, and depreciation and amortization expenses amounted to $6.2 million.

Business Outlook

For the second quarter of 2019, Weibo estimates its net revenues to be between $427 million and $437 million, or an increase of 7% year over year to 10% year over year on a constant currency basis. This forecast reflects the currency translation risks and assumes an average exchange rate of RMB 6.90 to US$1.00. This forecast also reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7AM — 8AM Eastern Time on May 23, 2019 (or 7 PM — 8 PM Beijing Time on May 23, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  5995595

A replay of the conference call will be available from 22:00 China Standard Time on May 23, 2019 to 21:59 China Standard Time on May 31, 2019. The dial-in number is +61 2-8199-0299. The passcode for the replay is 5995595.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2019	2018	2018

Net revenues:
Advertising and marketing	$341,141	$302,949	$417,016
Value-added service	58,036	46,934	64,859
Net revenues	399,177	349,883	481,875

Costs and expenses:
Cost of revenues (1)	82,817	62,902	82,940
Sales and marketing (1)	106,151	105,863	140,525
Product development (1)	69,853	60,523	62,515
General and administrative (1)	17,287	11,216	12,865
Total costs and expenses	276,108	240,504	298,845
Income from operations	123,069	109,379	183,030

Non-operating income (loss):

Impairment on, gain on sale of and fair value change of investments, net	37,797	(1,499)	(12,936)
Interest and other income , net	10,781	9,128	11,038
	48,578	7,629	(1,898)

Income before income tax expenses	171,647	117,008	181,132
Income tax expenses	(21,073)	(18,297)	(14,895)
Net income	150,574	98,711	166,237

Less: Net income (loss) attributable to non-controlling interests	132	(374)	(270)

Net income attributable to Weibo	$150,442	$99,085	$166,507

Basic net income per share attributable to Weibo	$0.67	$0.44	$0.74
Diluted net income per share attributable to Weibo	$0.66	$0.44	$0.73

Shares used in computing basic net income per share attributable to Weibo	224,924	222,902	224,479
Shares used in computing diluted net income per share attributable to Weibo	232,894	225,971	232,558

(1) Stock-based compensation in each category:
Cost of revenues	$1,112	$1,011	$(618)
Sales and marketing	2,039	1,968	(1,205)
Product development	6,058	5,051	2,243
General and administrative	3,686	2,984	1,975

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$826,990	$1,234,596
Short-term investments	666,244	591,269
Accounts receivable, net	456,216	369,093
Prepaid expenses and other current assets	269,863	168,821
Amount due from SINA(1)	310,237	105,319
Current assets subtotal	2,529,550	2,469,098

Property and equipment, net	47,114	45,623
Goodwill and intangible assets, net	50,838	50,449
Long-term investments	872,114	694,586
Other assets(2)	88,808	14,926
Total assets	$3,588,424	$3,274,682

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$153,337	$123,730
Accrued expenses and other current liabilities(2)	378,133	317,437
Deferred revenues	145,483	99,994
Income tax payable	58,399	88,683
Current liabilities subtotal	735,352	629,844

Long-term liabilities:
Convertible debt	885,158	884,123
Other long-term liabilities(2)	22,306	12,577
Total liabilities	1,642,816	1,526,544

Shareholders’ equity :
Weibo shareholders’ equity	1,942,702	1,745,459
Non-controlling interests	2,906	2,679
Total shareholders’ equity	1,945,608	1,748,138

Total liabilities and shareholders’ equity	$3,588,424	$3,274,682

(1) Included short-term loans to SINA of $233.9 million as of March 31, 2019 and $43.6 million as of December 31, 2018.

(2) The Company adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of $13.8 million of right-of-use asset and a total of $14.3 million of leasing liability as of March 31, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	March 31, 2019						March 31, 2018					December 31, 2018
					Non-GAAP					Non-GAAP						Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$341,141				$341,141		$302,949			$302,949		$417,016				$417,016
Value-added service	58,036				58,036		46,934			46,934		64,859				64,859
Net revenues	$399,177				$399,177		$349,883			$349,883		$481,875				$481,875

			(12,895)	(a)				(11,014)	(a)					(2,395)	(a)
			(860)	(b)				(169)	(b)					(925)	(b)
Total costs and expenses	$276,108		$(13,755)		$262,353		$240,504	$(11,183)		$229,321		$298,845		$(3,320)		$295,525

			12,895	(a)				11,014	(a)					2,395	(a)
			860	(b)				169	(b)					925	(b)
Income from operations	$123,069		$13,755		$136,824		$109,379	$11,183		$120,562		$183,030		$3,320		$186,350

			12,895	(a)
			860	(b)				11,014	(a)					2,395	(a)
			(37,797)	(c)				169	(b)					925	(b)
			1,249	(d)				1,499	(c)					12,936	(c)
			(45)	(e)				(118)	(e)					(64)	(e)
			(126)	(f)				(42)	(f)					(145)	(f)
			1,035	(g)				1,035	(g)					1,035	(g)
Net income attributable to Weibo	$150,442		$(21,929)		$128,513		$99,085	$13,557		$112,642		$166,507		$17,082		$183,589

Diluted net income per share attributable to Weibo	$0.66	*			$0.56	*	$0.44			$0.50	*	$0.73	*			$0.80	*

Shares used in computing diluted net income per share attributable to Weibo	232,894				232,894		225,971	6,753	(h)	232,724		232,558				232,558

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$128,513					$112,642						$183,589
Interest income,net					(14,208)					(10,909)						(11,476)
Income tax expenses					21,199					18,339						15,040
Depreciation expenses					5,305					4,521						4,915
Adjusted EBITDA					$140,809					$124,593						$192,068

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude net results of impairment on, gain on sale of and fair value change of investments.
(d)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.
(e)	To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.
(f)

To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect. The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g)	To exclude the amortization of convertible debt issuance cost.
(h)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended
	March 31,		December 31,
	2019	2018	2018

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$324,506	$276,613	$385,464
Alibaba	16,635	26,336	31,552
Subtotal	341,141	302,949	417,016

Value-added service	58,036	46,934	64,859
	$399,177	$349,883	$481,875